Yoshiharu Global Co.

6940 Beach Blvd., Suite D-705

Buena Park, CA 90621

September 17, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yoshiharu Global Co.
Registration Statement on Form S-1, as amended
Initially Filed April 19, 2024
File No. 333-278840

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Yoshiharu Global Co. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on September 19, 2024, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Matthew Ogurick of Pryor Cashman LLP, at (212) 326-0243.

Very truly yours,

YOSHIHARU GLOBAL CO.

By:	/s/ James Chae
James Chae
Chief Executive Officer

cc:	Matthew Ogurick, Esq.
Pryor Cashman LLP